Form of	Exhibit (g)(21)
[June 15, 2011]
State Street Bank and Trust Company
Global Investor Services Group
2 Avenue de Lafayette LCC2S
Boston, Massachusetts 02111
To Whom It May Concern:
Please be advised that Janus Investment Fund (the “Trust”) has established Janus Asia Equity Fund, a new series of the Trust, effective on or about [July 29], 2011. Pursuant to the existing Amended and Restated Custodian Contract between the Trust and State Street Bank and Trust Company (“State Street”), the Trust requests confirmation that State Street will act as custodian for this new series under the terms of the contract.
Please indicate your acceptance of the foregoing by executing two copies of this Letter Agreement, returning one copy to the Trust and retaining one copy for your records.
JANUS INVESTMENT FUND

By:
Stephanie Grauerholz-Lofton,
Vice President and Secretary

STATE STREET BANK AND TRUST COMPANY
By:

Agreed to this ____ day of _____________ 2011
cc:      Robin Nesbitt